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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                 Winthrop Growth Investors 1 Limited Partnership
                            (Name of Subject Company)


                 Winthrop Growth Investors 1 Limited Partnership
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                          Two Winthrop Properties, Inc.
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)


                                   ----------


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1.   Security and Subject Company

     The name of the subject company is Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 55 Beattie Place, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership.

2.   Tender Offer of the Bidder

     This Statement relates to the tender offer of AIMCO Properties, L.P. (the "Purchaser"), to purchase up to 10,425 Units at a purchase price of $284 per Unit, less the amount of any distributions declared or made with respect to the Units from and after July 23, 1999 to the date of the expiration of the offer, pursuant to the terms and conditions of an Offer to Purchase dated July 23, 1999, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated July 23, 1999.

     The address of the Purchaser's executive offices is 1873 S. Bellaire Street, 17th Floor, Denver, Colorado 80222.

3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The Partnership's general partner is Two Winthrop Properties, Inc., a Massachusetts corporation (the "General Partner"). The General Partner and the Purchaser are each controlled by Apartment Management and Investment Company ("AIMCO"), a Maryland real estate investment trust and a co-bidder in the Offer.

     Certain Relationships. The Purchaser and its affiliates own 5,862.34 Units, representing 25.335% of the total number of Units. The Partnership's Agreement of Limited Partnership provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. During the years ended December 31, 1998, 1997 and 1996, affiliates of the General Partner (which are also affiliates of the Purchaser) were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates $362,000, $245,000 and $335,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, an affiliate of the General Partner (which is also an affiliate of the Purchaser) received


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reimbursement of accountable  administrative expenses amounting to approximately
$76,000,  $86,000 and $90,000 for the years ended  December 31,  1998,  1997 and
1996, respectively.

4.   The Solicitation or Recommendation

     Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available.

5.   Persons Retained, Employed or to be Compensated

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to limited partners on its behalf concerning the Offer.

6.   Certain Negotiations and Transactions by the Subject Company

     (a) No acquisitions of Units were made in the past 60 days by the Purchaser or AIMCO.

     (b) The 5,862.34 Units held by affiliates of the General Partner will not be tendered to the Purchaser pursuant to the Offer.


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7.   Certain Negotiations and Transactions with the Subject Company.

     (a)(1) None

     (a)(2) None

     (a)(3) The Purchaser is an affiliate of the General Partner.

     (a)(4) None

     (b)  None

8.   Additional Information to be Furnished

     None.


9.   Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

Exhibit (a) -  Letter to Limited  Partners from the  Partnership  dated July 23,
               1999.

Exhibit (b) - None

Exhibit (c) - None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    WINTHROP GROWTH INVESTORS
                                     1 LIMITED PARTNERSHIP

                                    By:     Two Winthrop Properties, Inc.
                                            General Partner


                                            By:  /s/ Patrick Foye
                                                 --------------------------
                                                 Vice President-Residential


                                    Date:   July 23, 1999


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                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                         55 Beattie Place, P.O. Box 2347
                        Greenville, South Carolina 29602
                                 (877) 460-2557


                                  July 23, 1999


Dear Limited Partner:

     Encloses is the Schedule 14D-9 which was filed by the Partnership with the Securities and Exchange Commission in connection with the offer by AIMCO Properties, L.P. (the "Purchaser") to purchase limited partnership interests in the Partnership (the "Unit").

     The corporate general partner of the Partnership is affiliated with the Purchaser. Accordingly, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Purchaser's offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available.

     Limited Partners are advised to carefully read the enclosed Schedule 14D-9. If you have any questions or would like further information about possible other opportunities to sell your Units, please contact Corporate Investor Communications at (877) 460-2557.

                                            Sincerely,

                                            WINTHROP GROWTH INVESTORS 1
                                            LIMITED PARTNERSHIP